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SEP 2 . 2008

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08033004

TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/07 (MM/DD/YY) AND ENDING 07/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
FIRM I D NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O Box No)

538 Preston Avenue
(No and Street)

Meriden, (City) CT (State) 06450-4858 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (203) 599-6000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 0 8 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

One Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **July 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

JENNIFER M. CODY
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Infinex Investments, Inc.
Meriden, Connecticut

We have audited the accompanying consolidated statements of financial condition of Infinex Investments, Inc. and Subsidiaries (the "Company") as of July 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Infinex Investments, Inc. and Subsidiaries as of July 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 26, 2008

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
July 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents (Note 3)	$ 5,456,168	$ 4,461,513
Receivable from clearing broker	452,422	298,967
Other accounts receivable, net of allowance for bad debts of $0 (2008) and $13,093 (2007)	123,345	140,663
Equipment, furniture and software, net of accumulated depreciation and amortization of $890,205 (2008) and $815,214 (2007) (Note 6)	366,183	292,267
Marketable securities, at market value	367,338	789,536
Other assets (Note 4)	990,584	510,589
Income taxes receivable	319,681	-
Deferred tax asset (Note 7)	32,187	-
Customer list, net (Note 5)	2,107,950	-
Goodwill (Note 5)	901,293	-
Total assets	$ 11,117,151	$ 6,493,535
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Commissions payable	$ 2,728,624	$ 2,050,940
Accounts payable and accrued expenses	621,642	389,571
Deferred revenue	550,843	249,297
Income taxes payable	-	381,397
Notes payable (Note 10)	102,379	-
	4,003,488	3,071,205
Commitments and Contingencies (Notes 8, 9, 10 and 12)		
Stockholders' Equity (Note 13)		
Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 49,281 shares (2008), 35,575 shares (2007); outstanding - 44,781 shares (2008), 31,075 shares (2007)	1,000	1,000
Additional paid-in capital	6,060,000	2,780,000
Retained earnings	1,402,663	991,330
Less:		
Treasury stock at cost - 4,500 shares (2008); 4,500 shares (2007)	(350,000)	(350,000)
	7,113,663	3,422,330
Total liabilities and stockholders' equity	$ 11,117,151	$ 6,493,535

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended July 31, 2008 and 2007

	2008	2007
Revenues		
Commissions	$ 29,544,456	$ 22,903,069
Interest income	214,846	187,381
Transaction fees	658,249	532,288
Trailing fees	780,221	406,233
Other	1,083,436	835,552
Total revenues	32,281,208	24,864,523
Expenses		
Commissions	24,918,960	18,184,963
Salaries and benefits	3,733,851	2,729,798
Clearing fees	555,239	407,750
Banking association license, marketing and support services fees (Note 8)	377,333	381,255
Travel and entertainment	277,871	198,934
Professional services	276,712	139,055
Insurance	211,870	219,795
Occupancy	207,666	374,441
Licensing fees	198,254	242,597
Data processing	196,258	108,090
Advertising	127,804	94,058
Depreciation	85,658	46,755
Telephone	64,429	72,095
Amortization of intangible assets (Note 5)	54,050	-
Interest	1,170	800
Other	332,099	434,880
Total expenses	31,619,224	23,635,266
Income before income taxes	661,984	1,229,257
Provision for income taxes (Note 7)	250,651	498,599
Net income	$ 411,333	$ 730,658

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended July 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, July 31, 2006	$ 1,000	$ 2,605,000	$ 260,672	$ (200,000)	$ 2,666,672
Issuance of common stock (1,750 shares for cash)	-	175,000	-	-	175,000
Purchase of treasury shares (1,750 shares)	-	-	-	(150,000)	(150,000)
Net income	-	-	730,658	-	730,658
Balance, July 31, 2007	**1,000**	**2,780,000**	**991,330**	**(350,000)**	**3,422,330**
Issuance of common stock (13,706 shares) in connection with business combination (Note 2)	**-**	**3,280,000**	**-**	**-**	**3,280,000**
Net income	**-**	**-**	**411,333**	**-**	**411,333**
Balance, July 31, 2008	**$ 1,000**	**$ 6,060,000**	**$ 1,402,663**	**$ (350,000)**	**$ 7,113,663**

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities		
Net income	$ 411,333	$ 730,658
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	139,708	46,755
(Recovery of) provision for bad debts	(13,093)	13,093
Loss on disposal of equipment	1,896	17,276
(Gain) loss on marketable securities	(210)	1,798
Deferred income taxes	24,230	6,295
Change in assets and liabilities, net of assets acquired and liabilities assumed in business combination:		
Decrease (increase) in receivable from clearing broker	51,241	(105,028)
Decrease (increase) in other accounts receivable	110,505	(36,948)
(Increase) decrease in income tax refund receivable	(319,681)	67,947
Increase in other assets	(289,481)	(125,844)
(Decrease) increase in commissions payable	(245,952)	554,609
(Decrease) increase in accounts payable and accrued expenses	(251,106)	255,218
Increase in deferred revenue	200,243	70,269
(Decrease) increase in taxes payable	(381,397)	381,397
Net cash (used in) provided by operating activities	(561,764)	1,877,495
Cash Flows From Investing Activities		
Purchases of marketable securities	(299,592)	(791,334)
Maturity of marketable securities	722,000	-
Purchase of equipment, furniture and software	(135,360)	(289,187)
Proceeds from sale of equipment	-	9,434
Transaction costs of merger	(43,417)	-
Net cash provided by (used in) investing activities	243,631	(1,071,087)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	-	175,000
Purchase of treasury shares	-	(150,000)
Principal repayments on long-term borrowings	(23,196)	-
Repayment of line of credit	(61,000)	-
Net cash (used in) provided by financing activities	(84,196)	25,000
(Decrease) increase in cash and cash equivalents	(402,329)	831,408
Cash and Cash Equivalents		
Beginning	4,461,513	3,630,105
Cash acquired in business combination	1,396,984	-
Ending	$ 5,456,168	$ 4,461,513
Supplemental Schedule of Non-cash Investing and Financing Activities		
Fair value of common stock issued as consideration for net assets acquired	$ 3,280,000	$ -
Liabilities assumed in connection with business combination.	$ 1,702,377	$ -

See Note 2 for information regarding acquisition of certain assets and liabilities in a business combination.

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (10%), the Massachusetts Bankers Association (8%) and various financial institutions and associations (82%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold. On April 30, 2008, Infinex merged with BI Group, LLC (see Note 2). In exchange for 13,706 shares of stock, the Company acquired net assets of $3,280,000 which included cash of $1,396,984.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Infinex and its wholly-owned subsidiaries, Infinex Insurance Agency of Massachusetts, Inc., and BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the analysis for impairment of intangible assets and goodwill.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits. The Company has not experienced any losses from such concentrations.

Marketable securities

Marketable securities are valued at market value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity, fixed annuity and insurance products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the owner. Commissions expense represents the amounts of commissions revenue shared with the Company's subscribing financial institutions.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Goodwill and intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," prescribes a two-step process for impairment testing of goodwill, which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. No indicators of goodwill impairment were identified for the year ended July 31, 2008. Goodwill is not subject to amortization.

Intangible assets represent customer lists. These assets are being amortized using the straight-line method over 10 years.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to retained earnings. The Company is required to adopt FIN 48 in for fiscal years beginning after December 15, 2007 and is currently assessing the impact of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity operates. This statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Also in February 2008, the FASB issued FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," which clarified that Statement 157 does not apply to Statement 13, "Accounting for Leases," and other pronouncements that address fair value measurements for purposes of lease classification or measurement. The scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under Statement 141, "Business Combinations," regardless of whether those assets and liabilities are related to leases.

On February 12, 2008, the FASB issued Staff Position 157-2 which defers the effective date of Statement 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. All other provisions of Statement 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect that the adoption of this statement will have a material impact on its financial statements.

At its November 2006 meeting, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements." The consensus stipulates that an agreement by an employer to maintain a life insurance policy for an employee during the postretirement period or provide the employee with a death benefit, is a postretirement benefit arrangement required to be accounted for under SFAS No. 106 or Accounting Principles Board Opinion ("APB") No. 12, "Omnibus Opinion - 1967." The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan, or under APB No. 12 if it is not part of a plan. Issue 06-10 is effective for annual or interim reporting periods beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-10 on its financial statements.

In November 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," (FAS 141(R)). FAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 141(R) is effective for both public and private companies for fiscal years beginning on or after December 15, 2008. FAS 141(R) will be applied prospectively. Early adoption is prohibited for this standard.

Reclassification

Certain 2007 amounts have been reclassified to conform with the 2008 presentation.

Note 2. Acquisition

On April 30, 2008, the Company acquired Bankers Investments Group, LLC ("BI Group") and Subsidiary. BI Group, which was dissolved on April 30, 2008, was the holding company for its wholly owned subsidiary, BI Investments, LLC ("BI"). BI continues as a wholly owned subsidiary of the Company. BI was registered as a broker dealer with the SEC and FINRA. The results of BI operations have been included in the consolidated financial statements since the date of acquisition. As a result of the acquisition, the Company has extended its geographic footprint to Virginia, Maryland and Tennessee.

BI Group shareholders received 13,706 shares, or 30.61%, of Infinex Investments, Inc. common stock. As there is no active market for the Company stock, the number of shares issued was based upon the relative revenue of each entity to total revenue and the fair value ascribed to the net assets acquired was based on expected cash flows from BI's operations, discounted at a risk adjusted rate of 12.6% over a period of 15 years.

The allocation of the purchase price resulted in the recognition of goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At April 30, 2008:	
Cash and cash equivalents	$ 1,396,984
Receivables from clearing broker	204,696
Other accounts receivable	80,094
Deferred tax asset	64,103
Other assets	190,514
Property, Plant and Equipment	26,110
Intangible Asset - Customer Lists	2,162,000
Goodwill	901,293
Total assets acquired	$ 5,025,794

The cost of the acquisition was as follows:

Fair value of common stock issued	$ 3,280,000
Cash paid for transaction costs	43,417
Liabilities assumed	1,702,377
	$ 5,025,794

In connection with the business combination, $166,501 of employee termination costs were paid and recognized as part of liabilities assumed of the entity acquired with a corresponding adjustment of the cost of the acquired company. A deferred tax asset in the amount of $64,103 was also recorded as part of this transaction.

The Company allocated $2,162,000 of the purchase price to intangible assets relating to customer relationships which management estimates to have a life of ten years. Goodwill in the amount of $798,895 is expected to be deductible for tax purposes.

Note 3. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At July 31, 2008 and 2007, the total amount of securities purchased under agreements to resell were approximately $4,340,000 and $4,020,000, respectively. The Company is required to maintain a target balance of cash on deposit of $65,000 with financial institutions following a security transaction. All amounts above the target balance are not considered book deposits and accordingly are not insured by the FDIC.

Note 4. Other Assets

At July 31, 2008 and 2007, other assets were comprised of:

	2008	2007
Deposits	$ 238,652	$ 151,074
Insurance premiums receivable under split dollar life agreement	185,603	167,801
Advance to subscriber	118,750	-
Other	447,579	191,714
Total other assets	$ 990,584	$ 510,589

Note 5. Goodwill and Intangible Assets

The changes in carrying amount of goodwill for the year ended July 31, 2008 are as follows:

Balance as of August 2007	$ -
Goodwill acquired during the year	901,293
Impairment loss	-
	$ 901,293

Intangible assets, which resulted from the application of purchase accounting principles to the terms of the acquisition described in Note 2, are comprised of the following at July 31, 2008.

	Gross Carrying Amount	Accumulated Amortization	Net
Customer list	$ 2,162,000	$ (54,050)	$ 2,107,950

Aggregate amortization expense was $54,050 for the year ended July 31, 2008.

A schedule of future estimated amortization expense for the intangible asset at July 31, 2008 is as follows:

Fiscal Year Ended July 31,	Amount
2009	$ 216,200
2010	216,200
2011	216,200
2012	216,200
2013	216,200
Thereafter	1,026,950
	$ 2,107,950

Note 6. Equipment, Furniture and Software

At July 31, 2008 and 2007, equipment, furniture and software consisted of the following:

	2008	2007
Equipment and software	**$ 932,604**	$ 786,303
Furniture and fixtures	**223,287**	188,951
Leasehold improvements	**79,497**	65,246
Automobiles	**21,000**	-
Equipment in process	**-**	66,981
	1,256,388	1,107,481
Less accumulated depreciation	**(890,205)**	(815,214)
Total	**$ 366,183**	$ 292,267

Depreciation expense was $85,658 and $46,755 for the years ended July 31, 2008 and 2007, respectively.

Note 7. Income Taxes

The components of the income tax provision for the years ended July 31, 2008 and 2007 are as follows:

	2008	2007
Current provision:		
Federal	$ 175,615	$ 400,769
State	50,806	91,535
Total	226,421	492,304
Deferred provision:		
Federal	28,578	352
State	(4,348)	5,943
Total	24,230	6,295
Total provision for income taxes	$ 250,651	$ 498,599

A reconciliation of the anticipated income tax provision, computed by applying the federal statutory income tax rate of 34% to income before taxes as reported in the statements of operations, is as follows:

	2008	2007
Provision for income taxes at statutory federal rate	$ 225,075	$ 417,948
State income taxes, net of federal income tax benefit	33,532	60,413
Non-deductible expenses	8,086	7,947
Other	(16,042)	12,291
	$ 250,651	$ 498,599

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:		
Customer lists	$ 6,917	$ -
Employee benefit accruals	35,921	-
Other	2,475	-
Total gross deferred tax assets	45,313	-
Deferred tax liabilities:		
Equipment, furniture and software	(8,424)	(7,686)
Goodwill	(4,702)	-
Total gross deferred tax liability	(13,126)	(7,686)
Net deferred tax asset (liability)	$ 32,187	$ (7,686)

Note 8. Banking Association License, Marketing and Support Services Fees

The Company has entered into agreements with certain banking associations in states where the Company conducts, or plans to conduct, business operations. Under the terms of these agreements, the banking associations agree to endorse the Company, provide marketing services and promotion on behalf of the Company or license the use of their name to the Company. Such agreements generally have terms of one to three years and are automatically renewed annually, unless terminated by either party.

Payments under these agreements are based on fixed monthly or annual amounts, a stipulated fee per subscribing institution within the respective state, a monthly service fee based on insurance commission revenue collected by the Company from subscribing institutions within the respective state, plus discretionary amounts as determined by the Company subject to annual limitations, or some combination of these bases.

During the years ended July 31, 2008 and 2007, the Company made payments under marketing and administrative service agreements as follows:

		2008		2007
Connecticut Banker's Association ("CBA")*	$	**80,000**	$	120,000
Massachusetts Banker's Association ("MBA")*		**100,000**		140,000
Florida Banker's Association ("FBA")*		**9,804**		21,446
Ohio Banker's League ("OBL")*		**67,351**		79,636
Maine Banker's Association ("MNBA")		**-**		750
Michigan Banker's Association ("MIBA")		**85,055**		19,423
Pennsylvania Association of Community Bankers ("PACB")		**10,123**		-
Virginia Banker's Association ("VBA")		**25,000**		-
	$	**377,333**	$	381,255

* *Denotes shareholder/related party*

These payments represent reimbursement of certain direct and indirect expenses incurred by CBA, MBA, FBA, OBL, MNBA, MIBA, PACB and VBA on behalf of, or for the benefit of, the Company, and to compensate CBA, MBA, FBA, OBL, MNBA, MIBA, PACB and VBA for their efforts in promoting and marketing the Company in their respective states.

Note 9. Related Party Transactions

Although some shareholders are subscribers and earn commissions, such transactions occur in the normal course of business and are transacted at terms equivalent to those of non-shareholder subscribers.

In 2007, the Company received sublease income for office space that it shares with a shareholder under a written sublease arrangement. Amounts received from the shareholder under this arrangement were approximately $82,000 and have been recorded as a reduction of occupancy expense.

At July 31, 2008 and 2007, the Company had cash on deposit of approximately $4,457,000 and $4,161,000, respectively, at a financial institution, which is also a shareholder of the Company.

Note 10. Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The CEO Agreement provides for an initial stipulated base salary, and is reviewed annually in June. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation based upon a percentage of the Company's annual net commission revenue.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy to the extent of premiums paid. During the years ended July 31, 2008 and 2007, premiums of $17,802 and $17,801, respectively, were paid on the policy and are included in the financial statements in other assets (See Note 4).

On April 1, 2004, the Company entered into an employment agreement with its Senior Executive Vice President (the "SEVP Agreement") for the period April 1, 2004 through March 31, 2007, with automatic one-year renewals on the first day of April each year thereafter. The EVP Agreement provides for an initial stipulated base salary, which is reviewed annually.

On May 12, 2008, the Company entered into an employment agreement with its Executive Vice President (the "EVP Agreement") for the period May 12, 2008 through December 31, 2010, with automatic one-year renewals on the first day of January each year thereafter. The EVP Agreement provides for an initial stipulated base salary which will be reviewed annually in June. In addition to the base salary, the EVP agreement also provides for additional incentive compensation.

Legal matters

The Company is involved in legal proceedings which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount
2009	$ 208,471
2010	210,175
2011	202,991
2012	213,269
2013	213,269
Thereafter	213,268
	$ 1,261,443

Total rental expense charged to operations for these operating leases was approximately $182,000 and $371,000, for the years ended July 31, 2008 and 2007, respectively.

Notes Payable

At July 31, 2008, the Company had uncollateralized notes payable that the Company assumed in connection with the merger with BI Group with interest rates ranging from 3.03% to 4.92%.

Scheduled maturities of long term debt for the years ending July 31 are as follows:

Fiscal Year Ending July 31,	Amount
2009	$ 38,740
2010	31,896
2011	17,251
2012	9,789
2013	4,703
	$ 102,379

Line of credit

The Company has a $250,000 unsecured line of credit with a bank which is also a shareholder, with interest at the bank's "Base Rate" (5.00% at July 31, 2008), which is used for operating purposes. There were no borrowings outstanding under this line of credit at July 31, 2008 and 2007.

The Company also acquired with the merger of BI Group two uncollateralized working lines of credit of $500,000 and $250,000 which were paid in full at July 31, 2008. The interest rate on both lines of credit was the Wall Street Journal prime rate plus .50% (5.75% at July 31, 2008). Subsequent to year-end, these lines of credit were terminated.

Note 11. 401(k) Profit Sharing Plan

On January 1, 2008 the Company adopted a 401(k) Profit Sharing Plan ("the Plan"). The Plan covers all employees meeting specific eligibility requirements. Under the Plan, employees voluntarily contribute certain amounts though salary deferral accounts in an amount not to exceed annual limitations imposed by the IRS. The Plan provides a non-elective contribution equal to 3% of the employees' compensation for the Plan Year. In addition, the Company can elect to contribute an additional discretionary amount, to be allocated by employee groups, in any Plan year. For the year ended July 31, 2008, approximately $94,000 of benefit expense is included in salaries and benefits in the consolidated statement of operations.

Prior to the merger, BI adopted a multi-employer defined contribution 401(k) plan ("BI Plan") through the Virginia Bankers Association Master Defined Contribution Plan and Trust. The Plan covers all employees meeting age and other eligibility requirements. Under the BI Plan, employees voluntarily contribute certain amounts through salary deferral amounts in an amount not to exceed annual limitations imposed by the Internal Revenue Code. The BI Plan provides for matching contributions. Since April 30, 2008, the date of the merger, the Company contributed approximately $3,000 to the BI Plan which is included in salaries and benefits in the consolidated statement of operations. As of July 31, 2008 there are no employees of BI and the Company intends to dissolve the BI Plan.

Note 12. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1, excluding equity attributable to the Company's investment in its wholly-owned subsidiary. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2008, the Company had net capital (as defined) of approximately $2,396,000 which was in excess of its required net capital of approximately $260,000. The Company's net capital ratio at July 31, 2008, was 1.63 to 1.

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
July 31, 2008

Total stockholders' equity from statement of financial condition	$	7,113,663
Less non-allowable assets and charges:		
Other accounts receivable		123,345
Due from Infinex of Massachusetts		49,934
Equipment, furniture and software, net of accumulated depreciation		366,183
Other assets (excluding allowable assets of $205,021)		785,563
Taxes receivable		319,681
Deferred tax asset		32,187
Customer list (net of accumulated amortization of $54,050)		2,107,950
Goodwill		901,293
Other deductions		10,874
Total non-allowable assets		4,697,010
Net capital before haircuts on securities positions		2,416,653
Haircuts on securities		20,546
Net capital	$	2,396,107
Aggregate parent company indebtedness:		
Items included in statement of financial condition:		
Commissions payable (excluding commissions payable of non-broker dealer subsidiary in the amount of $454,636)	$	2,273,988
Accounts payable and accrued expenses (inclusive of non-broker dealer subsidiary net liability of $353,288)		974,930
Deferred revenue		550,843
Notes payable		102,379
Total aggretate indebtedness	$	3,902,140
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	260,273
Net capital in excess of minimum requirement	$	2,135,834
Ratio of aggregate indebtedness to net capital	$	1.63

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE BROKER DEALER AS FILED IN PART IIA OF FORM X-17a-5
July 31, 2008

	Net Capital	Aggregate Indebtedness
As reported by the broker dealer in Part IIA of Form X-17a-5 as of July 31, 2008 (unaudited)	$ 2,532,750	$ 3,765,033
Audit adjustments affecting net capital	(136,643)	137,107
Net capital as computed on Schedule I.	$ 2,396,107	$ 3,902,140

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Infinex Investments, Inc.
Meriden, Connecticut

In planning and performing our audit of the financial statements of Infinex Investments, Inc. (the "Company") as of and for the year ended July 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 26, 2008

END